Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON MAY 29, 2023

Reference is made to the circular (the “Circular”) of OneConnect Financial Technology Co., Ltd. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 25, 2023, the announcement of the Company dated May 12, 2023 in relation to, among others, the withdrawal of resolutions numbered 4 to 6 at the AGM (the “Withdrawal Resolutions Announcement”), the revised notice of the annual general meeting (the “Revised Notice”) and the revised form of proxy of the AGM published on May 12, 2023. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on May 29, 2023 at 13F, Block A, Platinum Towers, No.1 7th Tairan Road, Futian District, Shenzhen. All the proposed resolutions as set out in the Notice and the Revised Notice were taken by way of poll.

As of the Share Record Date, the total number of issued Shares was 1,169,980,653 Shares (including 81,307,530 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan).

As at the date of the AGM, the total number of issued shares of the Company entitling the Shareholders to attend and vote for or against the proposed resolutions at the AGM was 1,169,980,653 Shares.

There was no Shareholder that was required under the Listing Rules to abstain from voting in respect of the resolutions proposed at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

In accordance with the provisions of the Listing Rules, voting on the resolution at the AGM was conducted by way of poll in accordance with the requirements of the articles of association of the Company. The poll results in respect of all the resolutions proposed at the AGM were as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2022.	667,051,372 (99.9%)	332,160 (0.1%)
2	(i) To re-elect Ms. Rong Chen as an executive Director.	645,041,545 (96.7%)	22,341,987 (3.3%)
	(ii) To re-elect Ms. Sin Yin Tan as a non-executive Director.	645,314,575 (96.7%)	22,068,957 (3.3%)
	(iii) To re-elect Ms. Xin Fu as a non-executive Director.	645,391,045 (96.7%)	21,992,487 (3.3%)
	(iv) To re-elect Mr. Wenwei Dou as a non-executive Director.	645,403,945 (96.7%)	21,979,587 (3.3%)
	(v) To re-elect Mr. Min Zhu as a non-executive Director.	645,420,265 (96.7%)	21,963,267 (3.3%)
	(vi) To re-elect Dr. Yaolin Zhang as an independent non- executive Director.	660,100,832 (98.9%)	7,282,700 (1.1%)
	(vii) To re-elect Mr. Tianruo Pu as an independent non- executive Director.	660,144,262 (98.9%)	7,239,270 (1.1%)
	(viii) To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.	666,657,292 (99.9%)	726,240 (0.1%)
3	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.	667,133,302 (99.9%)	250,230 (0.1%)
4*	To grant a general mandate to the Directors to issue, allot and deal with shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.	Withdrawn	Withdrawn
5*	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.	Withdrawn	Withdrawn

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
6*	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company under resolution no. 5 above by the aggregate number of the shares repurchased by the Company.	Withdrawn	Withdrawn
As more than 50% of the votes were cast in favor of each of the resolutions no. 1 to 3 at the AGM, such resolutions were duly passed by way of poll as ordinary resolutions of the Company.

Note

*	As disclosed in the Withdrawal Resolutions Announcement, it was decided by the Board that the ordinary resolutions in respect of the proposed granting of general mandates to issue Shares and repurchase Shares as set out in the Notice shall be withdrawn. Accordingly, ordinary resolutions No. 4 to No. 6 stipulated in the Circular were no longer applicable and were not put forward for consideration and approval by the Shareholders at the AGM.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. Save for Mr. Min Zhu, all of the other Directors attended the AGM in person or by electronic means.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 29, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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